Exhibit 12.1

TIFFANY & CO.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended July 31,
(dollars in millions)	2017		2016

Earnings from continuing operations before income taxes	$308.7		$284.7
Fixed charges, less capitalized interest	61.7		62.7
Total earnings as defined	$370.4		$347.4

Fixed Charges:
Interest expense before capitalization of interest [a]	$19.4		$22.7
Estimated interest portion of rent expense	42.6		41.0
Total fixed charges [b]	$62.0		$63.7

Ratio of Earnings to Fixed Charges	6.0	x	5.5	x

[a]	Interest expense does not include interest related to uncertain tax positions and other non-third party indebtedness.

[b]	Fixed charges represent interest expense (before interest is capitalized), amortization of deferred financing costs and an appropriate interest factor on operating leases.